FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Roxadustat approved in China for the treatment of anaemia

22 August 2019 07:00 BST

Roxadustat approved in China for the treatment of anaemia in non-dialysis-dependent patients with chronic kidney disease

China is the first country to approve roxadustat for all
 chronic kidney disease patients with anaemia

AstraZeneca today announced that its partner FibroGen (China) Medical Technology Development Co., Ltd. (FibroGen China) has received marketing authorisation for roxadustat in China for the treatment of anaemia caused by chronic kidney disease (CKD) in non-dialysis-dependent (NDD) patients.

This approval, granted by the National Medical Products Administration, is primarily supported by a Phase III trial in NDD-CKD patients with anaemia, in which roxadustat demonstrated a statistically-significant improvement in haemoglobin levels from baseline averaged over weeks seven to nine of treatment, with a mean change of 1.9 g/dL compared to -0.4 g/dL with placebo. This data was published in The New England Journal of Medicine in July 2019.

This marketing authorisation follows the approval of roxadustat in China in December 2018 for anaemia in CKD patients who are on dialysis. AstraZeneca and FibroGen China expect to launch roxadustat in China during the second half of 2019.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "With this approval for roxadustat in China, we are now able to provide this first-in-class medicine to all patients living with chronic kidney disease who experience anaemia, regardless of whether they require dialysis. This is a significant milestone and we look forward to bringing the medicine to patients later this year."

Anaemia caused by CKD is associated with cardiovascular disease, hospitalisation, cognitive impairment and reduced quality of life, and has been shown consistently to increase the risk of death in patients with CKD.1 Anaemia becomes increasingly common in patients with CKD as their disease progresses.1

About roxadustat
Roxadustat is a first-in-class, orally-administered small-molecule currently approved in China for the treatment of patients with anaemia from CKD on dialysis and not on dialysis. Roxadustat is a hypoxia-inducible factor prolyl hydroxylase inhibitor that promotes erythropoiesis by increasing endogenous production of erythropoietin and improving iron regulation, and overcoming the negative impact of inflammation on haemoglobin synthesis and red blood cell production by downregulating hepcidin. Administration of roxadustat has been shown to induce coordinated erythropoiesis, increasing red blood cell count while maintaining plasma erythropoietin levels within or near normal physiologic range, in multiple subpopulations of CKD patients, including in the presence of inflammation, and without a need for supplemental intravenous iron.

About the AstraZeneca and FibroGen China collaboration
AstraZeneca and FibroGen China are collaborating on the development and commercialisation of roxadustat in China. FibroGen China, based in Beijing, is a wholly-owned subsidiary of FibroGen Inc. that sponsored the development and registration of roxadustat. FibroGen China conducted the China Phase III clinical trials and submitted the New Drug Application for registration of roxadustat to the Chinese regulatory authorities. Following this approval, AstraZeneca will manage commercialisation activities in China, and FibroGen China will manage commercial manufacturing and medical affairs as well as continued clinical development and regulatory affairs.

About anaemia in CKD in China
Anaemia commonly develops in association with CKD and is linked to significant morbidity and mortality in both the dialysis and non-dialysis populations. CKD affects an estimated 120 million patients in China.2 Although CKD may occur at any age, it is more common in aging populations, and its prevalence is increasing. CKD can be both a cause and a consequence of cardiovascular disease and is a critical healthcare issue. There is no treatment available that is curative or has the ability to stop kidney deterioration.

About AstraZeneca in CV, renal and metabolism (CVRM)
CVRM together form one of AstraZeneca's main therapy areas and a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. Our ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1.   Babitt JL, Lin HY. Mechanisms of Anemia in CKD. J Am Soc Nephrol (2012); 23:1631-1634.
2.   Zhang L, Wang F, Wang L, et al. Prevalence of chronic kidney disease in China: a cross-sectional survey. Lancet 2012; 379: 815-22.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary